SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2007

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number		Page
1.1	Announcement, dated April 20, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: April 24, 2007	By:	/s/ Wang Jianzhou
	Name:	Wang Jianzhou
	Title:	Chairman and Chief Executive Officer

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock code: 941)

ANNOUNCEMENT

The unaudited financial data of the Group for the first quarter of 2007 reflected:

•   Operating revenue reached RMB77.707 billion, up by 19.5% over the same period last year

•   EBITDA of RMB40.719 billion, up by 13.8% over the same period last year

•   Profit attributable to shareholders of RMB17.562 billion, up by 22.3% over the same period last year

In accordance with the Company’s disclosure policy and to further enhance the transparency of the Group and timely provide additional information with which shareholders, investors and the general public may better appraise the business and financial position of the Group, the board of directors (the “Board”) of China Mobile Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key performance indicators of the Group for the first quarter of 2007.

SELECTED UNAUDITED KEY PERFORMANCE INDICATORS

Financial Data (Note)

	For the period from 1 January 2007 to 31 March 2007	For the period from 1 January 2006 to 31 March 2006	Increase
Operating Revenue (RMB)	77.707 billion	65.015 billion	19.5%
EBITDA (RMB)	40.719 billion	35.784 billion	13.8%
EBITDA margin	52.4%	55.0%
Profit Attributable to Shareholders (RMB)	17.562 billion	14.355 billion	22.3%
Margin of Profit Attributable to Shareholders	22.6%	22.1%

Note:	The above unaudited financial data is prepared in accordance with the generally accepted accounting principles in Hong Kong. The effect of the revision of the estimated useful lives of certain switching centre equipment is included in the financial data for the first quarter of 2007.

Operational Data

	As at 31 March 2007/ For the period from 1 January 2007 to 31 March 2007	As at 31 December 2006/ For the period from 1 October 2006 to 31 December 2006
Number of Subscribers	316.12 million	301.23 million
Net increase in subscribers for the relevant reporting period	14.89 million	14.08 million
Average Revenue per User per Month (ARPU) during the relevant reporting period (RMB/User/Month)	85	93
Total Usage for the relevant reporting period (Minutes)	385.35 billion	354.92 billion
Average Usage per User per Month (MOU) during the relevant reporting period (Minutes/User/Month)	422	399
Average Revenue per Minute of Usage during the relevant reporting period (RMB)	0.202	0.233
Number of Users of Mobile Data Services	303.69 million	270.38 million
Short Message Services Usage Volume for the relevant reporting period (Messages)	114.1 billion	98.4 billion
Number of Employees	115,134	111,998
Labour Productivity (Subscribers/Employee)	2,746	2,690

By leveraging strong network and brand advantages, further strengthening economies of scale, developing innovation capabilities and implementing proactive and effective marketing strategies, the Group continued to maintain a favorable growth in its financial results for the first quarter of 2007. The Group’s operating revenue reached RMB77.707 billion, representing an increase of 19.5% compared to the same period of last year. EBITDA reached RMB40.719 billion, representing an increase of 13.8% compared to the same period of last year. Profit attributable to shareholders reached RMB17.562 billion, representing an increase of 22.3% compared to the same period of last year. Margin of profit attributable to shareholders reached a relatively high level of 22.6%.

With the overall economy of China continued to maintain a favorable growth, together with the Group’s highly efficient quality network, strong brand advantages and economies of scale, the Group continued to achieve a commendable overall results in the first quarter of 2007. Subscriber growth maintains a strong momentum and the average monthly net additional subscribers for this quarter reached 4.96 million, representing an increase of 11.9% compared to the average monthly net additional subscribers of 4.44 million of last year. Total subscribers reached 316.12 million as at 31 March 2007. However, as the new subscribers are mainly low-end users and with the progressive launch of new packages with new tariffs, in this quarter, ARPU and average revenue per minute of usage recorded some decrease but the voice usage volume showed a favorable price elasticity. Total voice usage increased by 42.7% compared to the same period of last year. Value-added business also continued its rapid growth and Short Message Services usage volume increased by 39.7% compared to the same period of last year. The favorable growth in subscriber base and voice usage volume, the effective stimulation of voice usage volume as a result of the price elasticity and the rapid growth in value-added business resulted in a satisfactory increase of 19.5% in operating revenue in the first quarter. The Group will continue to increase its costs and resources in the areas of network optimization, sales and marketing channels development and customer retention in order to maintain the Group’s competitive advantages and the Group’s ability in maintaining a healthy and sustainable growth. Furthermore, the Group will continue to maintain stable growth in its profitability through refined cost control methods and by leveraging economies of scale.

The Group will persist in its strategic positioning as a “Mobile Information Expert”, leverage its economies of scale, focus on premium quality, actively seek opportunities for expansion and growth, constantly promote innovations so as to maintain sustainable development and enhance its overall strengths and maintain a favorable and harmonious environment in the industry. This will better serve the long-term interests of consumers, operating companies and investors.

The Board wishes to remind investors that the above key performance indicators are based on the Group’s unaudited management accounts. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Wang Jianzhou, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Mr. Zhang Chenshuang, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Mr. Moses Cheng Mo Chi as independent non-executive directors and Mr. Paul Michael Donovan as a non-executive director.

By Order of the Board
China Mobile Limited
Wang Jianzhou
Chairman and Chief Executive Officer

Hong Kong, 20 April 2007